UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

SPARTECH CORPORATION
------------------------------------------------------------
(Name of Issuer)


Common Stock
------------------------------------------------------------
(Title of Class of Securities)

847220209
------------------------------------------------------------
(CUSIP NUMBER)


Jeffrey Bronchick, Principal
Reed, Conner & Birdwell, LLC
11111 Santa Monica Boulevard, Suite 1700
Los Angeles, CA 90025
Tel No. (310) 478-4005
------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


OCTOBER 1, 2007
-----------------------------------------------------------
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this coverage page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 847220209

---------------------------------------------------------------
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
  PERSONS (ENTITIES ONLY)

  Reed Conner & Birdwell, LLC. I.R.S. Identification No. 95-4833644

---------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
							(a) [  ]
  N/A							(b) [  ]

---------------------------------------------------------------
3	SEC USE ONLY

---------------------------------------------------------------
4	SOURCE OF FUNDS

	00
---------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(D) OR 2(E)           [  ]

   N/A

---------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

---------------------------------------------------------------
NUMBER OF	7	SOLE VOTING POWER		O
SHARES		---------------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER		3,135,571
OWNED BY	---------------------------------------------
EACH		9	SOLE DISPOSITIVE POWER		0
REPORTING    ---------------------------------------------
PERSON WITH	10	SHARED DISPOSITIVE POWER	3,135,571

---------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

	3,135,571

---------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*						[  ]

---------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.76%




---------------------------------------------------------------
14	TYPE OF REPORTING PERSON

	IA

Cusip # 847220209
Item 1: Reporting Person, Donn B. Conner*
Item 4: OO
Item 6: USA
Item 7: 3,135,571
Item 8: None
Item 9: 3,135,571
Item 10: None
Item 11: 3,135,571
Item 13: 9.76%
Item 14: IN

Cusip # 847220209
Item 1: Reporting Person,Jeffrey Bronchick*
Item 4: OO
Item 6: USA
Item 7: 3,135,571
Item 8: None
Item 9: 3,135,571
Item 10: None
Item 11: 3,135,571
Item 13: 9.76%
Item 14 IN


* Collectively referred to herein as "Control Persons"


Item 1.	Security and Issuer

The title of the class of equity security to which this statement relates is the Common Stock of SPARTECH CORPORATION whose principal executive offices are located at 120 South Central Avenue, Suite 1700,
Clayton, MO 63105-1705.

Item 2.	Identity & Background

(a)	Reed Conner & Birdwell, LLC.
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA 90025
(c)	Investment Adviser
(d)	N/A
(e)	N/A
(f)	U.S.A.

(a)	Donn B. Conner
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA 90025
(c)	Principal & President of RCB
(d)	N/A
(e)	N/A
(f)	U.S.A.

(a)	Jeffrey Bronchick
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA 90025
(c)	Principal of RCB
(d)	N/A
(e)	N/A
(f)	U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration

Reed, Conner & Birdwell, LLC. in its capacity as an investment adviser will purchase on behalf of its' clients. No monies are borrowed for such an acquisition.


Item 4.	Purpose of Transaction

Reed, Conner & Birdwell, LLC. ("RCB") and its' Control Persons are referred to herein as the "Reporting Person." RCB is a registered investment advisor engaged in the business of securities analysis and investment and pursues an investment philosophy of identifying undervalued companies and purchasing shares of these companies. In order to achieve its clients' investment objectives, RCB may participate in discussions with company management or third parties concerning significant matters in which RCB may suggest possible courses of action to enhance shareholder value or cause recognition of the company's true value. In such situations, RCB may acquire more than five percent of a company's equity securities in order to play a more active role in corporate governance and participate in discussions with third parties concerning proposed corporate transactions. RCB intends to play such a role in regard to the Issuer therefore its converting its ownership filing on Schedule 13G to a filing on Schedule 13D.

The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts in which RCB has discretionary investment and voting power. RCB intends to seek to participate in discussions with the management of the Issuer in order maximize shareholder value, including, recapitalization, corporate governance changes and/or sale of the company. In addition, the Reporting Person, subject to applicable legal requirements, may in the future acquire additional securities of the Issuer on behalf of RCB's clients or dispose of some or all of RCB's current holdings of the Securities in the ordinary course of RCB's business and the management of its client accounts.


Item 5.	Interest in Securities of the Issuer

(a) & (b) The Reporting Person has discretionary investment and voting power on 3,135,571 shares of common stock which constitutes approximately 9.76% of shares outstanding. All ownership percentages herein assume that there are 32,130,000 MM shares outstanding.

(c)	Transactions made by RCB within the last sixty days:


Type	Date		Shares 	PX

S	8/1/2007	656	22.00
B	8/1/2007	1950	22.11
S	8/2/2007	496	21.76
B	8/3/2007	102750	21.45
S	8/6/2007	241	21.53
B	8/6/2007	40600	21.59
B	8/7/2007	35200	21.02
S	8/8/2007	251	20.83
B	8/8/2007	129481	21.09
S	8/9/2007	766	19.58
B	8/9/2007	341090	19.63
B	8/10/2007	5700	19.27
S	8/13/2007	1600	20.86
B	8/13/2007	19512	21.09
B	8/14/2007	18828	20.97
B	8/15/2007	62435	20.28
S	8/16/2007	209	19.91
B	8/16/2007	24300	19.87
S	8/17/2007	202	21.36
B	8/20/2007	37160	20.52
S	8/21/2007	1389	20.96
S	8/22/2007	441	21.51
B	8/22/2007	2000	21.60
B	8/23/2007	186	21.69
S	8/24/2007	155	22.37
B	8/24/2007	460	22.43
S	8/27/2007	1900	21.94
S	8/29/2007	182	21.21
S	8/30/2007	1000	21.51
B	8/30/2007	1200	21.47
B	8/31/2007	9700	21.60
S	9/5/2007	4100	21.05
S	9/7/2007	93	19.29
B	9/11/2007	41835	18.75
S	9/12/2007	207	18.01
B	9/13/2007	10300	17.54
B	9/12/2007	29416	18.07
S	9/14/2007	5000	17.47
B	9/14/2007	1253	17.55
S	9/17/2007	1346	17.15
S	9/18/2007	1241	16.91
B	9/21/2007	2585	17.31
S	9/24/2007	165	16.55
B	9/24/2007	470	17.00
S	9/25/2007	1700	16.24
B	9/25/2007	155705	15.84
B	9/26/2007	19600	16.11
S	9/27/2007	1723	16.48




Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

Reed, Conner & Birdwell, LLC. and its' Control Persons entered into a joint filing agreement on OCTOBER 1, 2007.


Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement by RCB and its' control persons
Exhibit 2: Letter to Board of Directors and Management



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2007

Reed Conner & Birdwell, LLC.

By: /S/ Donn B. Conner
----------------------------------
Donn B. Conner, Principal & President

By: /S/ Jeffrey Bronchick
----------------------------------
Jeffrey Bronchick, Principal

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(F)(1)


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer."
The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules there under may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers states that they each satisfy the requirements for making a joint filing under Rule 13d-1.


Dated: October 1, 2007


By: /S/ Donn B. Conner
-----------------------------------
Donn B. Conner, Principal & President


By: /S/ Jeffrey Bronchick
-----------------------------------
Jeffrey Bronchick, Principal

Exhibit 2

September 27, 2007

Mr. Jackson W. Robinson
Chairman of the Board, Spartech Inc.
c/o Winslow Management Company
99 High Street, 12th Floor
Boston, MA  02110

Dear Mr. Robinson and the Board of Directors of Spartech:

I am writing to you to express dissatisfaction with our inability to reasonably communicate in regards to Spartech, as there are currently a variety of corporate matters we find distressing. With a 9.8% ownership stake in Spartech, we are the company's largest shareholder and therefore feel obligated to file a 13D with the SEC indicating our intent to actively "influence" the Board of Directors through both private and public means.

I had a conversation with Mr. Robinson two months ago after the "resignation" of George Abd, during which I read to him the contents of a letter that we subsequently sent to the Board. I was very specific about the attractiveness of a process in which large shareholders of public companies work with the Board of Directors and management in a private and cooperative fashion to achieve the common goal of maximizing shareholder value. I openly expressed concern about the pace at which the search for a successor to CEO George Abd would take place, questioned whether or not the Board thought it would be appropriate to consider strategic alternatives in conjunction with the search process and asked about the role of share repurchases given the price of the stock.

I was given reason to believe the search process was underway and would be concluded "well before year-end." Mr. Robinson represented that the Board thought that this process was the best way to achieve the most favorable outcome for shareholders. He also expressed support for share repurchases at the then current stock price of $21.

What has transpired in the past two months is as follows:

1. We have been essentially unable to communicate with Mr. Robinson with a call/return call ratio of approximately ten to one.

2. We received an inappropriate response to our letter to the Board from a non-member of the Board, CFO and acting-CEO Randy Martin. With all due respect to Mr. Martin, he does not have the authority on an implied or specifically legal basis to respond to a letter to the Board, and from a practical standpoint, the lack of an appropriate Board response to a large shareholder is certainly not good corporate governance practice.

3. On the company's last conference call, Mr. Martin referenced a CEO search process with an uncertain time table, which does not jive whatsoever with Mr. Robinson's comments.

4. Not only has the company not repurchased any shares nor announced an intent to do so, but has made its largest acquisition in recent memory at a purchase price greater than the multiple at which Spartech itself was trading at the time of announcement.

Frankly, we have lost confidence in the Board of Directors to properly represent shareholders in maximizing the value of their investment in
Spartech:

1. The stock price of Spartech is unchanged over a ten year period and has underperformed any relevant peer group or index over that time as the company succeeded on several occasions and through a variety of means to snatch defeat from the jaws of victory.

2. It is both inexplicable and lacking in basic common sense to make a $60mm acquisition without a current CEO and in the midst of a search for a new CEO who may or may not agree with the strategic direction represented by that acquisition, particularly when the math of share repurchases is overwhelmingly attractive at the current stock price. Given the VERY checkered acquisition history of Spartech, this is even a more crucial point.

3. While it can be suggested that random and unforeseen events "happen," one cannot develop a high degree of confidence in a Board where a sequence of events plays out as follows: the CEO of two years resigns with a healthy compensation package; the company subsequently cuts guidance at least partially due to management issues involving a plant restructuring; the company announces a large acquisition without a CEO, and the stock price falls 50%.

4. We do not see a member of the Board of Directors who is a natural advocate for shareholder value and the history of the Board and the company's actions suggest that there is not the appropriate corporate finance mindset that we have found is highly correlated to superior shareholder returns.

Moving forward, we intend to forcefully advocate the following changes to the governance and operations of Spartech:

1. The Board recommends to shareholders an amendment to the Certificate of Incorporation to declassify the Board of Directors and allow for an annual vote of all Directors at the next annual meeting of shareholders. We are confident you are very familiar with the reasons for this change and we will formally be proposing this on the upcoming proxy for the next annual meeting.

2. The Board should immediately institute a material share repurchase program and actually begin to execute it given the current price of the stock.

3. Any and all acquisition efforts are put on hold until the future strategic direction of the company is settled with appropriate management in place.

4. The Board hires a recognized third party financial advisor and considers strategic alternatives for the company. While we certainly respect Mr. Abd's personal decisions, the fact is that his departure leaves Spartech with a strategic management void and no obvious internal candidate that has been publicly named, even though there appears to be at least one board member
who would be a natural candidate.   Since Mr. Abd's decision to resign
apparently did not happen overnight and no internal candidate has been identified as his likely successor, we are highly skeptical that it will be easy to quickly identify and attract an outside candidate offering a similar caliber of leadership, as your July 16th press release implied and Mr. Martin confirmed in the recent earnings call.

It is the duty of the Board of Directors to consider what value can be generated for shareholders from the sale of the company today and compare that to the present value of an operating plan led by a capable management team. Needless to say, the time and effort necessary to find a successor, much less have him or her knowledgably in place to affect such a plan, suggests a shift in the equation to at least consider strategic alternatives.

The industries in which Spartech operates have been rapidly consolidating over the past few years and there are a number of well-known strategic buyers who we believe would find Spartech an attractive acquisition candidate. While the current credit situation presents an environment less ideal than that of this past spring, Spartech sized deals are getting done and financed, and strategic buyers should have fewer issues than those affecting pure private equity players.

We would also suggest that the Board "ignore" the current price of the stock in reviewing the valuation matrix of potential sale prices. There is no more misunderstood and misapplied notion in corporate finance than the one that maintains rational human beings cannot see beyond the belief that "I can't pay more than a 20% premium to the current market price." Please ignore any investment banking advice that suggests otherwise. A well orchestrated auction will deliver the appropriate value and we would be delighted to suggest investment bankers to assist in this role.

We appreciate the Board's prompt attention to these matters and would welcome the opportunity to converse with the Board in person or via telephone as soon as possible. Please note that this letter will be filed as an exhibit on our 13D filing.



/S/ Jeffrey Bronchick
Jeffrey Bronchick, Principal